UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO

REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2025

TriplePulse, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11329

I.R.S. Employer Identification Number: 46-1514058

Delaware

(State or other jurisdiction of
incorporation or organization)

1401 21st St, Suite R

Sacramento, CA 95811
(Address of principal executive offices)

(650) 241-8372

Registrant’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “TruBrain,” “we,” “us”, “our” or “the company” refers to TriplePulse, Inc.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence.

Item 1. Business

THE COMPANY’S BUSINESS

Overview

TruBrain is a leading brand in high function brain food, as we believe the human brain runs best with bioactive nootropics supporting its metabolic process. Our cognitive products include our best-selling drinks, ketones, capsules, powder sticks and coffee topping. The proprietary formulas in these products are part of our IP portfolio.

We believe that consumers consider TruBrain the most premium, trusted brand in cognitive performance for high function food, beverage, and nutrition that produce meaningful outcomes for consumers, measured by biomarkers. We have been performing years of R&D to measure biomarkers and expand our product lines and IP portfolio, including venturing into new categories. Aside from superior products, our brand reputation sets us apart, featuring our PhD neuroscientist alumni from The University of California, Los Angeles, quantitative brainwave validation, and our selective and rigorous standards for new product releases.

Our Products

At TruBrain, we put the consumer first in everything we do and invest to ensure long-term valuable relationships where consumers return again for more cognitive products and education. We have built a Company based on this understanding of our consumers’ productivity and category behavior, with a focus on building long-term relationships where consumers can make à-la-carte purchases or enroll in a subscription on the TruBrain website and online through Amazon.com. We believe our trusted brand, continued investment into the consumer experience, innovative products, and relentless focus on data have resulted in strong customer relationships with significant lifetime values. Based on our own beta testing, science, customer feedback, and data, we develop a variety of leading products, including:

•	TruBrain Drinks, a complete source of nutrients, minerals and nootropics;

•	TruBrain Capsules, a variety of formulas offering nootropics to fuel the brain;

•	TruBrain Ketone XL, a revolutionary clean energy drink without sugar or caffeine;

•	TruBrain Gummies, a complete source of mushrooms, adaptogens, and nootropics;

•	TruBrain Brud, a coffee pairing so you can be sharp, but not shaky;

•	TruBrain Clockwise, a natural nudge for declining cellular NAD levels;

•	TruBrain Powder Sticks, our flagship formula in convenient stick packs.

Brand

Brand will play a significant role in building and improving loyalty, by strengthening the emotional connection with customers and shaping their experience with our products. By investing in building a reliable, credible brand that speaks to the early majority audience, we can position ourselves for long-term category leadership and customer loyalty. While we have been cautious with our spend on brand awareness, we plan to invest more heavily in brand storytelling across all customer touchpoints to improve the emotional piece of the customer experience. Our storytelling effort can be further amplified by cultural and social proof - we have yet to turn on this significant investment as a carrier for the story.

From the beginning, our brand voice and aesthetic focus have set us apart in an industry that in our view needed a fresh, transparent, science backed, premium brand. All TruBrain campaigns are led by our in-house marketing team and creative studio, ensuring consistency across the brand and business. Our brand narrative has expanded beyond emotional and functional storylines, to champion the importance and power of optimal cognition, which we see as a key long-term differentiator. We believe our messaging of “Grab More Life” reinforces our creative and joyful brand while conveying the value of our products, differentiating us from the transaction-driven campaigns of many of our competitors.

Our main focus is to continue to grow our product range and optimize our existing best sellers so that we can increase average order value, repeat customer purchase rate, and gross profit. One of the main ways of addressing these is to enter into new categories which have far larger market sizes than our current offerings. We have honed our operations and capabilities internally in emerging categories, which require a high degree of customer education and support. We plan to leverage these processes, skills, and overall operating capability in larger markets. We expect to take advantage of cross sell opportunities in larger markets such as personalized vitamins, clean energy, cellular aging, and others. We believe that a large and more efficient product matrix coupled with a manufacturing competency will help us finance our growth to lead to higher average order values, conversion from trials to subscribers, and higher repeat customer revenues.

Product Development Process

Our business model relies on the continued growth and success of existing products, as well as the testing of new products. Our product team has been tasked with growing our product range, quality, and margin by engaging directly with customers as the heart of the innovation process. The Company’s approach to new product development centers on the lean startup methodology, customer development, financial forecasting, plus other core operating principles. We believe our experience and discipline to executing by these methods is a comparative advantage. We do not believe in product development that assumes excessive upfront capital risk or customer demand from the temptation of rushing or skipping a lean and iterative process.

We have a track record of consistently broadening our high-performance, premium-priced product portfolio to meet our expanding customer base and their evolving pursuits. Our culture of innovation and success in identifying customer needs drives our robust product pipeline. We operate in the range that meets our core brand principles of high function, long term safety and sustainability, and customer approachability in product format.

We design and develop our products to provide superior performance and functionality in a variety of environments. Our products are carefully designed and rigorously tested to maximize performance while minimizing environmental impact, allowing us to deliver highly functional products with simple, clean, and distinct designs.

We plan to continue to offer products and services that span and work together across the entire cognitive range. We believe further expansion will attract new customer segments and partners, as well as enhance average order value, increase attachment rate opportunities, and deliver higher overall customer lifetime value. TruBrain R&D sits at the center of our ability to continue bringing innovative and enhanced performance-driven products to market with speed, sound science, and excellence. We anticipate that growth of our products and services will span entirely new categories of the cognitive range.

Marketing

In the marketing function, we plan to focus our marketing and advertising resources on growing the customer acquisition channels that performed best for us in recent quarters. These include focusing more of our team’s efforts on paid social media marketing, email, partnerships, and content marketing. Customer data analytics remains a key component in how we run the marketing function which aims to result in more efficient marketing spend and improved customer loyalty, through both online and offline channels.

To generate ongoing organic and word-of-mouth awareness, we occasionally work with media outlets to amplify our message of innovative new products. To date, TruBrain has been featured in the top business outlets, including CNBC, Bloomberg, Entrepreneur, Forbes, BuzzFeed, Inc, Futurism, Inverse, CBS, and Wire, among others.

On Influencer Marketing, we maintain a stringent set of criteria for working with creators and influencers (i.e. engagement level, brand fit, audience demographic) that give us the best chance at gaining meaningful impressions. Our focus is on creating genuine and authentic relationships with influencers who are excited to tell our story. While most of our collaborations are compensated solely through product gifts, we also offer an affiliate commission of up to 20% through the influencer platforms Avantlink and Shareasale.

We employ a wide range of marketing tactics and outlets to cultivate our relationships with experts, serious enthusiasts, and everyday consumers, including a combination of traditional, digital, social media, and grass-roots initiatives to support our premium brand. To continue to grow our business, we intend to acquire new customers and retain our existing customers within an efficient cost structure.

We invest significant resources in marketing and use a variety of brand and performance marketing channels to acquire new customers. It is important to maintain reasonable costs for these marketing efforts relative to the net profit we expect to derive from customers. Failure to effectively attract customers on a cost-efficient basis would adversely impact our profitability and operating results.

We utilize email marketing to build awareness and drive traffic to our online platform. We maintain a database through which we track and utilize key metrics such as customer acquisition cost, customer lifetime value, cost per visitor and cost per click. This database provides us with information that we use to communicate with customers regarding key initiatives and offer promotions, as well as to introduce new product offerings.

We utilize a community-based approach to building awareness of the TruBrain brand. Since consumer purchase decisions are driven by both an actual need for functional products and a desire to live an optimized lifestyle, we believe the credibility of our brand and the authentic community experiences we offer expand our potential market beyond just “biohackers” to those who pursue an active, mindful, and optimized life.

Customer Acquisition

To continue to expand our business, we must acquire new consumers as well as retain existing customers in a cost-effective manner. We continually evolve our marketing strategies and adjust our messaging, the amount we spend on advertising, and the channels in which we spend. We have made, and we expect that we will continue to make, significant investments in attracting new consumers, including through traditional, digital, social media and original TruBrain content.

It is critical for us to maintain reasonable costs for these marketing efforts relative to sales derived from new consumers. We expect our marketing efficiency to improve over time, as sales through new categories may require less incremental marketing investment and we continue to use optimization and automation tools to drive costs lower. We believe we will be able to drive natural leverage in our marketing efficiency as we expand our offerings, in addition to cross-selling into new categories.

To measure the effectiveness of our marketing spend, we manage gross profits per customer cohort, looking at customer acquisition cost (CAC) versus customer lifetime values (LTV) methodically, continually using data and internal return on advertising spend targets to optimize our acquisition strategy. We measure how profitably we acquire new customers by comparing the LTV of a particular customer cohort with the CAC attributable to such cohort. We seek to find the most efficient way to attract long term loyal customers.

Customer Experience

Customer service continues to be a main focus for the business as we seek to provide our customers with the same level of response and services as they are able to get with our peer direct-to-consumer brands in various product categories. We are continuing this focus by implementing technical enhancements meant to improve our team’s efficiency and allow them to service customers better and faster.

TruBrain was founded with a consumer-first approach and we continue to leverage customer feedback, behavior, and insights to guide our long-term strategy and daily decision making. Behind the scenes, TruBrain connects the power of this information to create a cycle of continuous, impactful improvements throughout our business. We are genuinely interested in the feedback and support of consumers, peers, and partners, and believe our work is better for it. Our data-driven insights run throughout our business, from creative executions to product format design, and from forward thinking partnerships to our innovative product portfolio.

As we scale our business, we strive to ensure the best possible consumer experiences while improving our revenue and controlling our costs. We have rolled out several initiatives designed to improve the customer experience and, in turn, our customer retention rate and customer lifetime value. We shall continue to invest in these best of brand improvements.

E-Commerce Technology

Our preference is to use best in class, off-the shelf e-commerce technologies over custom-built platforms. This allows us to keep tight control over development and maintenance costs, and keep our resources focused on key areas that are strategic priorities (e.g. acquisition, marketing, product development).

Currently, our products are sold primarily online, through our website. Our website is built on Shopify with supplemental applications and customizations on top of the platform. Our website can be accessed via desktop, tablet or smartphone. Our preference is to use best in class, off-the shelf ecommerce technologies over custom-built platforms. This allows us to keep tight control over development and maintenance costs, and keep our resources focused on key areas that are strategic priorities for the Company (e.g. new customer acquisition, content, product development).

The Company retains consistent contracting relationships with affordable and effective full stack and front-end developers; we have relationships that can scale well by adding to their scope of work. The Company has vetted and cultivated relationships with external developers over the years that puts us both in a flexible and competent position to effectively scale.

Operations and Distribution

We are committed to improving productivity and profitability through a number of operational avenues designed to grow revenue and expand margins. To date, TruBrain has had significant results improving gross margins and introducing more profitable products. We believe there is always opportunity for continued improvement in gross margins, marketing efficiencies, and operating leverage through optimized pricing, reduced returns, and further product development.

Our focus is on optimizing our core customer economics within the constraints of our cash position for our product lineup. Of note, this includes scaling our ketones product line and further optimizing our core nootropics business. We plan to apply our disciplined operations and lean operating process to win in product categories with larger total addressable market sizes and high growth rates, where we think we are well positioned to compete and garner market share.

We recently took several decisions to make important investments we feel are the right course of action for the business. Paramount above all of them was to achieve profitability. This allows us to have the strongest foundation to expand over the long haul, and we feel this is exceptionally rare in both private and public DTC brands.

We also set out to expand the TruBrain brand into emerging categories where we can deliver genuine outcomes for customers to improve our unit economics. Another decision we took was to improve our ability to retain customers by reformulating the cognitive lineup with more affordable formulas meant to improve the customer journey. We seek to onboard and expand to additional suppliers that can support our growth and stringent quality and operational standards. Our operations in 2025 (and ongoing operations) were optimized to be able to afford to make these investments under the constraints of our cash position, with the goal of maintaining profitability.

Additionally, we plan to improve product affordability and margins, by having a more responsive and efficient supply chain. We aim to produce the highest quality food, beverage and nutrition products for the most competitive price in order to pass the savings on to our customers. With that in mind, we will spend resources on improving our relationship and deal terms with current and new manufacturers that will be able to not only produce alternative formats or our same product formulas, but also help us expand into new product formats and categories. Finally, quality control will be a continued focus for us, as we seek to build best in class quality control and production capabilities, to lower our rate of wastage during the production process, ensuring we have a higher yield of the highest quality products at our distribution centers.

Shipping

Our products are shipped from our suppliers to our third-party logistics partner (“3PL”), which handles our warehousing, fulfillment, outbound shipping and returns processing. By outsourcing our logistics operations, we are able to focus on our core business, lower our capital commitment to fixed assets, maintain a variable cost structure, and save money with lower shipping rates. Our 3PL is located in Michigan.

Suppliers

We source our products from suppliers located in the United States, Canada, Mexico, and various countries in the Asia Pacific region. We use a routine purchase order system in place with our key suppliers.

Intellectual Property

One of our most valuable assets is our intellectual property. The Company owns the trademark to our flagship brand TruBrain and we are currently working to extend this to Canada and in the other countries where our products will be either sold or distributed, and we also hold a license to use three (3) pending patent applications seeking to protect certain product formulations, and plan to explore other opportunities to patent product formulations; however, such patents may never be issued or certain claims may be rejected or may need to be narrowed, which may limit the protection we are attempting to obtain. The Company has access to filed patents held by the assignee, the CEO, for patents on several product innovations. These filings are under review by the USPTO.

Market

Our target market is discerning college-educated professionals with higher levels of discretionary income. The Company’s targeted market includes men and women 18 years and older who are comfortable with purchasing food, beverage, and nutrition products online. Our research shows that our typical customers have an average age of 30 and an average household income of US $55,000, and 80% are college educated. Many of our customers identify as being part of the Creative Class, which is a demographic segment made up of knowledge workers, intellectuals and various types of creatives.

Competition

We are in a business vertical that is fiercely competitive from a variety of sources, with many competitors in the market that are larger, more established, and possess greater resources than we do. Our future success will be largely dependent on our ability to produce quality products and services at competitive prices.

The high function food and beverage products industry is highly saturated, intensely competitive, and sensitive to international, national, and regional economic conditions. Numerous manufacturers and retailers compete actively for consumers. Similar products can be purchased in a wide variety of channels of distribution including conventional retail stores, club or membership retailers, specialty retail, and the internet. Additional national or international competitors could enter the market at any time and may seek to in the future.

At any given time our current or potential competitors may provide products or services comparable or superior to those provided by us, or may adapt more quickly than we do to evolving industry or market trends. Increased competition may result in price reductions, reduced gross margins, and loss of market share, any of which would materially and adversely affect our business.

The high function food and beverage industry increasingly relies on intellectual property rights. It is more and more common for suppliers and competitors to apply for patents or develop proprietary technologies and processes. We have our own portfolio of intellectual property that we are always adding to, but we must acknowledge the potential for litigation surrounding intellectual property rights, whether that is defending our intellectual property or encountered in the avoidance of infringing on the intellectual property rights of others. If an infringement claim is asserted or litigation is pursued, we may be required to obtain a license of rights, pay royalties on a retrospective or prospective basis or terminate the manufacturing and marketing of our products that are alleged to have infringed. Litigation with respect to such matters could result in substantial costs and could have a material adverse effect on our business, financial condition and operating results

Litigation

The Company is not as of the date of this report involved in any litigation. From time to time, the Company could be involved in a variety of legal matters that arise in the normal course of business.

The Company’s Property

The Company currently leases its premises and owns no significant plant or equipment.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of December 31, 2025.

The following discussion of our financial condition and results of operations for the twelve-month period ended December 31, 2025 (the “2025 Annual Period”), compared to the twelve-month period ended December 31, 2024 (the “2024 Annual Period”). This discussion should be read in conjunction with our financial statements and the related notes.

Overview

The Company produces and sells high function food, beverage, and nutrition products to mainstream consumers that deliver meaningful and measurable outcomes. We believe that consumers consider our brand, TruBrain, as one of the most premium, trusted brands in cognitive performance - one that produces positive results for consumers and can be measured by biomarkers. Aside from superior products, we believe that our brand reputation sets us apart from the competition. Our direct-to-consumer (“DTC”) channel consists of online subscription sales of products produced by the Company.

We seek to reach our target customer audience through a multi-faceted marketing strategy that is designed to integrate our brand image with the lifestyles we represent. We pursue a marketing strategy which leverages our fans, ambassadors, digital marketing and social media, and a variety of grassroots initiatives. We also plan to continue to explore how we can complement and amplify our community-based initiatives with brand-building activity. We are continuously looking to partner and build meaningful relationships with social media influencers to produce high-quality achievement-focused content. We believe this approach offers an opportunity for our customers to develop a strong identity with our brands and culture.

Results of Operations

Summary of Results of Operations for the Years ended December 31, 2025 and 2024:

Net Revenues

Net revenues for the year ended December 31, 2025 were $2,290,808 compared to $2,408,637 for the year ended December 31, 2024, a decrease of 5%. The decrease in revenue was primarily due to decreased new customer acquisition spend in response to a less efficient advertising environment for obtaining new, loyal customers.

Cost of Goods Sold

Our cost of goods sold for the year ended December 31, 2025 was $1,081,171, compared to $1,045,617 for the year ended December 31, 2024, an increase of 3%. The increase in cost of goods sold is primarily related to fluctuating product gross margins and decreased sales of our product offerings. Our gross margin may in the future fluctuate from period to period based on a number of factors, including cost of purchased components, discounts and promotional activity, the mix of products, and services we sell and the mix of channels through which we sell our products. We have historically experienced that gross margin, by product, tends to increase over time as we realize cost efficiencies as a result of economies of scale and sourcing strategies. In addition, our ability to continue to reduce the cost of our products, decreasing return rates, and controlling shipping costs are critical to increasing our gross margin over the long-term.

Operating Expenses

Total operating expenses the year ended December 31, 2025 was $1,493,481 compared to $1,441,703 for the year ended December 31, 2024.

Marketing and advertising costs represented $397,813 and $530,325, respectively. Advertising costs decreased year-over-year, as we continue to optimize our new customer acquisition strategies, while remaining efficient in digital media spend to attract the right loyal mix of customers.

For the years ended December 31, 2025 and 2024, wage expenses were $423,367 and $276,325 respectively. This increase is mostly attributed to the inclusion of payroll taxes in this line item. We continue to invest in our core operations team to support our core direct-to-consumer (“DTC”) sales channel.

For the years ended December 31, 2025 and 2024, general and administrative expenses were $672,301 and $635,053 respectively, largely due to an increase in consulting and professional fees.

For the years ended December 31, 2025 and 2024, investment income was $27,780 and $37,247, respectively.

For the years ended December 31, 2025 and 2024, interest expense was $7,313 and $8,772, respectively.

Net Income (Loss)

Our net loss for the year ended December 31, 2025 was $243,086, compared to a net loss of $50,208 for the year ended December 31, 2024, approximately 4.8 times the prior year loss. While 2025 was a challenging year marked by lower revenue and continued investment in growth initiatives, we believe our disciplined operating approach, expanding product portfolio, and ongoing execution efforts position the Company to improve results over time.

Liquidity and Capital Resources

As of December 31, 2025, our current cash and cash equivalents were $890,853, compared to $1,524,584 as of December 31, 2024. Net inventory as of December 31, 2025 was $398,378. As of December 31, 2025, we had total liabilities in the amount of $320,472. We currently anticipate that cash flow from operations will continue to provide a significant source of our operating needs.  We expect that our liquidity needs for the next twelve months will be met by continued use of operating cash flows and funds raised in our Equity Crowdfunding offering. We believe that we will be able to continue to operate our business for the foreseeable future.

Going Concern

The Company has incurred cumulative losses of approximately $1.8 million as of December 31, 2025, and has historically experienced negative operating cash flows. However, in recent periods, the Company has reduced losses and generated positive operating cash flows. Management has evaluated the Company’s ability to continue as a going concern and believes that the recent improvements in operating performance and cash flow generation provide sufficient liquidity to support ongoing operations for the foreseeable future.

Loan Under the CARES Act

On July 8, 2020 the company entered into a loan with Coastal Community Bank, guaranteed by the U.S. Small Business Administration (SBA) in the amount of $150,000, with monthly payments beginning July 8, 2021 in the amount of $751 per month for a term of Thirty (30) years, with an interest rate of 3.75% per annum. On July 30, 2021 the U.S. Small Business Administration (SBA) amended the loan and advanced an additional $45,000 and increased the principal balance due to $195,000, with monthly payments beginning January 2023 in the amount of $998 per month for a term of Thirty (30) years, with an interest rate of 3.75% per annum. The monthly payments are first applied to the accrued interest. At December 31, 2025, and December 31, 2024, the outstanding balance on this note is $195,000 and $195,000, respectively. This loan is secured by the assets of the company.

Trend Information

Our primary goal is to attract and retain loyal customers in our DTC sales channel. As we add customers, we will be able to grow our brand. Sales trends for the year ended December 31, 2025 showed strong demand across all of TruBrain’s Offerings. We continue to find media channels to advertise our products and acquire new customers. We’ve been able to organically increase our wholesale sales channel, led by Faire Marketplace.

The cognitive nutrition industry is a sizable market in the United States. We believe TruBrain is one of the few cognitive nutrition brands that is connecting with the discerning and savvy consumers and that should lead to a significant and expanding market opportunity.

Item 3. Directors and Officers

The following table sets forth information about our executive officers and directors.

Name	Position	Age	Term of Office	Approximate Hours per week for part-time employees
Christopher Thompson	Founder, CEO, and Director	47	November 2012 – Present	Full Time

Arif Fazal (1)	Director	52	August 2015 – May 2025	N/A

Seth DeGroot (2)	Director	41	August 2015 – June 2025	N/A

Micah Cohen (3)	Director	36	December 2023 – September 2025	N/A

Andrew Davis (4)	Director	34	January 2025 – September 2025	N/A

(1)	Arif Fazal resigned from his duties as a Director of TriplePulse, Inc. on May 15, 2025.

(2)	Seth DeGroot resigned from his duties as a Director of TriplePulse, Inc. on June 4, 2025.

(3)	Micah Cohen resigned from his duties as a Director of TriplePulse, Inc. on September 30, 2025.

(4)	Andrew Davis resigned from his duties as a Director of TriplePulse, Inc. on September 30, 2025.

Christopher Thompson, Founder, CEO and Director

Christopher founded the Company and has been CEO since 2012. Prior to this, Christopher served as a Brand Manager at Unilever, where he managed brands in the food and personal care divisions, including Hellmann’s Best Foods and Suave. Christopher was one of the most successful brand managers in the history of Unilever - he held the record for the top CPM at Unilever across all investments by all brands. Before Unilever, Christopher managed consulting engagements for Fortune 500 clients, including Coca-Cola, the Wrigley Company, and Pfizer. Christopher has an MBA from Duke University and a BA in Economics from Georgetown University.

Compensation of Directors and Executive Officers

The table below reflects the annual compensation of each of the three highest paid persons who were executive officers or directors, during the year ended December 31, 2025:

Name	Capacities in which compensation received	Cash Compensation	Other Compensation	Total Compensation
Christopher Thompson 1401 21st St, Suite R Sacramento, CA 95811	Chief Executive Officer, Director	$250,000	$0	$250,000

The Board of Directors do not receive any compensation for their service.

Item 4. Security Ownership of Management and Certain Security Holders

Set forth below is information regarding the beneficial ownership of our outstanding shares of securities as of December 31, 2025, by (i) all executive officers and directors as a group, individually naming each director or executive officer who beneficially owns more than 10% of any class of the Company’s voting securities, and (ii) any other securityholder who beneficially owns more than 10% of any class of the Company’s voting securities. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Christopher Thompson 1401 21st St, Suite R Sacramento, CA 95811	29,344,251	0	45.54%
Common Stock	Officers and Directors as a group	29,344,251	0	45.54%
Series Seed Preferred Stock	StartEngine Fund I, L.P. Attn: Howard Marks 4100 W. Alameda Avenue, 3rd Floor Burbank, CA 91505	66,666	0	100.00%
Series Seed-B Preferred Stock	Hugh Evans 9 West 57th Street, 32nd Floor New York, NY 10019	41,667	0	100.00%

Percent of class in the table above means the beneficial ownership divided by the total number of “fully diluted” shares of Common Stock. The “fully diluted” shares of Common Stock includes the Series Seed Preferred Shares and Series Seed-B Preferred on an as-converted basis, issued Options, Warrants, and Convertible Promissory Notes.

Item 5. Interest of Management and Others in Certain Transactions

Christopher Thompson, our CEO and a Director, holds three pending patent applications seeking to protect certain novel compositions and methods. TriplePulse, Inc dba TruBrain, desires to acquire or license rights in and to the Patent Application and the patent (and any reissues or extensions) that may be granted. Therefore, for valuable consideration, Christopher Thompson has entered into a license agreement with the Company for the rights, title, and interest in the invention and Patent Application (as well as such rights in any divisions, continuations in whole or part, or substitute applications) to the Company upon completion of the patent filing process for each patent.

Christopher Thompson, our CEO and a Director, was a participant in our fundraising efforts through Regulation A+ as a selling securityholder. As such, when cash disbursements were released from the fundraising portal, all proceeds were sent to the Company. Upon receipt of funds, the Company would then apportion the appropriate amount of proceeds for the Company’s sale of equity and the sale of equity by the selling securityholder. The portion of proceeds that was identified as owed to the selling securityholder would then be sent from the Company to Christopher Thompson.

Item 6. Other Information

Changes in Issuer’s Certifying Accountant

Effective as of December 12, 2025, the Company engaged Ernest L. Tomkiewicz CPA PLLC as its new independent registered public accounting firm.

During the fiscal years ended December 31, 2024 and December 31, 2023, and through the date of engagement, neither the Company nor anyone acting on its behalf consulted with Ernest L. Tomkiewicz CPA PLLC regarding:

(i) the application of accounting principles to a specified transaction, either completed or proposed;

(ii) the type of audit opinion that might be rendered on the Company’s financial statements; or

(iii) any matter that was either the subject of a “disagreement” or a “reportable event” (as those terms are defined in Item 304(a)(1)(iv) and (v) of Regulation S-K, respectively).

Item 7. Financial Statements

TRIPLEPULSE, INC.

DBA TRUBRAIN

FINANCIAL STATEMENTS

Years Ended December 31, 2025, and 2024

INDEPENDENT ACCOUNTANT’S AUDIT REPORT

To the Board of Directors
TriplePulse, Inc. dba TruBrain

Opinion

We have audited the accompanying financial statements of TriplePulse, Inc. dba TruBrain (a Corporation) which comprise the balance sheets as of December 31, 2025, and 2024, and the related statements of income, equity and cash flows for the years then ended, and the related notes to financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TriplePulse, Inc. dba TruBrain as of December 31, 2025, and 2024, and the results of operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of The Company, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence We have obtained is sufficient and appropriate to provide a basis for Our audit opinion.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note H to the financial statements, the Company has suffered recurring losses from operations, negative cash flows, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note I. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Other Matter — Prior Period Financial Statements

The financial statements of TriplePulse, Inc. dba TruBrain as of and for the year ended December 31, 2024, were audited by another auditor whose report dated April 28, 2025, expressed an unmodified opinion on those financial statements. No further procedures were performed on this information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about The Company’s ability to continue as a going concern for a reasonable period of time, one year from the date the financial statements are available to be issued.

Auditor’s Responsibility

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but not absolute assurance, and therefore is not a guarantee that an audit conducted in accordance with Generally Accepted Auditing Standards (GAAS) will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

Exercise professional judgment and maintain professional skepticism throughout the audit.

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of The Company’s internal control. Accordingly, no such opinion is expressed.

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about The Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control—related matters that we identified during the audit.

Ernest L. Tomkiewicz CPA

Ernest L Tomkiewicz CPA PLLC

Concord, NH

May 20, 2026

TRIPLEPULSE, INC. dba TRUBRAIN

Balance Sheet

As of December 31, 2025, and 2024

	2025	2024

ASSETS
Current assets
Cash and Cash Equivalents	$890,853	$1,524,584
Inventory	398,378	452,040
Investments	488,925	-
Prepaid and Other assets	11,537	159,462
Right of Use Asset	-	19,910

Total Current Assets	$1,789,693	$2,155,996

Non-current Assets	$-	$-

Total Non-current Assets	$-	$-

TOTAL ASSETS	$1,789,693	$2,155,996

LIABILITIES

Current Liabilities
Accounts Payable and Accrued Expenses	$109,467	$200,606
Accrued Interest	1,980	6,643
Deferred Revenue	14,025	20,320
Lease Liability-current	-	21,120

Total Current Liabilities	$125,472	$248,689

Non-current Liabilities
Notes Payable	$195,000	$195,000

Total Non-current Liabilities	$195,000	$195,000

TOTAL LIABILITIES	$320,472	$443,689

STOCKHOLDERS' EQUITY
Preferred Stock Series A, par value $0.0001 66,666 shares authorized and outstanding 2025, and 2024	$7	$7
Preferred Stock Series B, par value $0.0001 43,750 shares authorized, 41,667 outstanding 2025, and 2024	4	4
Common Stock, par value $0.0001 100,000,000 shares authorized, 64,713,902 and 64,713,902 outstanding 2025, and 2024	6,331	6,331
Additional Paid-in Capital	3,255,117	3,255,117
Accumulated Deficit	(1,792,238)	(1,549,152)

TOTAL STOCKHOLDERS' EQUITY	$1,469,221	$1,712,307

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,789,693	$2,155,996

See accompanying notes and independent accountant's audit report

TRIPLEPULSE, INC. dba TRUBRAIN

Income Statement

Years Ended December 31, 2025, and 2024

	2025	2024

Revenue	$2,290,808	$2,408,637

Cost of Goods Sold	1,081,171	1,045,617
Gross Profit	1,209,637	1,363,020

Selling, General, and Administrative
Marketing and Advertising	397,813	530,325
Payroll Expenses	423,367	276,325
General and Administrative	672,301	635,053
Total Expenses	1,493,481	1,441,703
Income/(Loss) from Operations	(283,844)	(78,683)

Other Income/(Expenses)
Investment Income	27,780	37,247
Interest Expense	(7,313)	(8,772)
Unrealized Gain/(Loss) on Investments	20,291	-
Total Other Income/(Expenses)	40,758	28,475

Income/(Loss) Before Taxes	(243,086)	(50,208)
Provision for Income Taxes	-	-
Net Income/(Loss)	$(243,086)	$(50,208)

Net Income/(Loss) Per share-Basic	$-	$-

Weighted Average Number of Common Shares Outstanding-Basic	64,619,283	64,619,283
Net Income/(Loss) Per Share-basic and Diluted	$-	$-

Net Income/(Loss) Per Share-Diluted	$-	$-

Weighted Average Number of Common Shares Outstanding-Diluted	70,117,358	70,148,833

See accompanying notes and independent accountant's audit report

TRIPLEPULSE, INC. dba TRUBRAIN

Statement of Stockholders' Equity

Years Ended December 31, 2025, and 2024

	Preferred Stock				Common Stock					Total
	Series A		Series B				Additional Paid-in	Shares to be	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Issued	Deficit	Equity
Balance on December 31, 2023	66,666	$7	41,667	$4	64,438,818	$6,303	$3,239,459	$10,786	$(1,499,898)	$1,756,661

Shares to be issued for offering costs					25,084	3	10,783	(10,786)		-
Shares to be issued for option exercise					250,000	25	4,875			4,900
Other changes									954	954

Net income/(loss)									(50,208)	(50,208)

Balance on December 31, 2024	66,666	$7	41,667	$4	64,713,902	$6,331	$3,255,117	$-	$(1,549,152)	$1,712,307

Net income/(loss)									(243,086)	(243,086)

Balance on December 31, 2025	66,666	$7	41,667	$4	64,713,902	$6,331	$3,255,117	$-	$(1,792,238)	$1,469,221

See accompanying notes and independent accountant's audit report

TRIPLEPULSE, INC. dba TRUBRAIN

Statement of Cash Flows

Years Ended December 31, 2025, and 2024

	2025	2024

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$(243,086)	$(50,208)

(Increase) decrease from operating assets
Inventory	53,662	395,507
Prepaid Assets	147,925	(159,462)
Right of Use Assets	19,910	66,971
Unrealized Gain	(20,291)	-

Increase (decrease) from operating liabilities
Accounts Payable and Accrued Expenses	(91,139)	19,700
Deferred Revenue	(6,295)	(3,358)
Accrued Interest	(4,663)	(3,204)
Lease Liability	(21,120)	(65,025)

Net cash provided by/(used in) operating activities	$(165,097)	$200,921

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of Investments	$(829,245)	$-
Sale of Investments	360,611	-

Net cash used in investing activities	$(468,634)	$-

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from Issuance of Common Stock	$-	$4,900

Net cash provided by financing activities	$-	$4,900

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$(633,731)	$205,821

CASH AND CASH EQUIVALENTS, beginning of year	$1,524,584	$1,318,763

CASH AND CASH EQUIVALENTS, end of year	$890,853	$1,524,584

See accompanying notes and independent accountant's audit report

TRIPLEPULSE, INC. DBA TRUBRAIN

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2025, and 2024

NOTE A – THE COMPANY

Nature of Operations and Revenue

TriplePulse, Inc. dba TruBrain (the “Company”) was incorporated on November 14, 2012, under the laws of the State of Delaware and is headquartered in Santa Monica, CA. The Company develops and produces special formulated brands of food and beverage to enhance brain function. The Company has marketed their products to consumers through an online platform.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Presentation

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP).

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. The Company holds cash in accounts with major financial institutions and brokerage firms. Balances in these accounts may exceed FDIC-insured limits of $250,000. The Company participates in an FDIC-insured sweep program through brokerage accounts. Cash balances are automatically transferred into interest-bearing accounts at multiple FDIC-member banks, ensuring that cash balances remain within FDIC and SIPC insurance limits. At December 31, 2025, and 2024, the company has cash balances of $890,853 and $1,524,584, respectively

Revenue Recognition

The Company follows Accounting Standards Update (ASU) 2014-01, “Revenue from Contracts with Customers” which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (Accounting Standards Codification “ASC” Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

•	Identification of the contract with a customer

•	Identification of the performance obligations in the contract

•	Determination of the transaction price

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company recognizes revenue when the performance obligations have been met, which is typically at the time of shipment. Return reserves are estimated based on historical experiences.

Deferred revenue consists of cash received from customers for purchase commitments that are monthly, quarterly, bi-annual and annual of the product sold on the Company’s website. Revenue from these purchases are deferred and recognized as the performance obligation is met. As of December 31, 2025, and December 31, 2024, the Company has $14,025 and $20,320 in deferred revenue, respectively.

Income Taxes

Federal Income taxes are not currently due since the Company has losses since inception. The Company follows FASB issued ASU 2023-09 “Income Taxes (Topic 740): improvements to Income Tax Disclosures”, for matters related to non-public companies.

On December 22, 2018 H.R. 1, originally known as the Tax Cuts and Jobs Act, (the “Tax Act”) was enacted. Among the significant changes to the U.S. Internal Revenue Code, the Tax Act lowers the U.S. federal corporate income tax rate (“Federal TaxRate”) from 35% to 21% effective January 1, 2018. The Company will compute its income tax expense for the year ended December 31, 2025, using a Federal Tax Rate of 21%.

Income taxes are provided based upon the liability method of accounting pursuant to ASC 740-10-25 Income Taxes – Recognition. Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the “more likely than not” standard required by ASC 740-10-25-5.

Deferred income tax amounts reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes.

The Company pays Federal and California income taxes at rates of approximately 21% and 7%, respectively, and has used an effective blended rate of 28% to derive net deferred tax assets.

As of December 31, 2025, there is a net operating loss carry-forward of approximately $1 million and a deferred tax asset of $365,518. The deferred tax asset may be recognized in future periods, not to exceed 20 years. However, due to the uncertainty of future events the Company has booked a full valuation allowance. FASB ASC 740 prescribes recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FASB ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At December 31, 2025, the Company has not taken any tax positions that would require disclosure under FASB ASC 740.

As of December 31, the Company recognizes the following related to deferred tax assets:

	2025	2024
Deferred Tax Assets	$365,518	$327,487
Valuation Allowance	(365,518)	(327,487)
Deferred Tax Assets (net)	$-	$-

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Inventory

Inventory is stated at the lower of cost or market value and is accounted for using the first-in-first-out method (“FIFO”). The Company analyzes inventory per any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary and based on historical experience. As of December 31, 2025, and December 31, 2024, the Company has an impairment allowance of $17,922 and $17,922, respectively.

Advertising Costs

The cost of all advertising is expensed as incurred by the Company. Advertising and marketing costs for 2025, and 2024, are $397,813 and $530,325, respectively.

Capitalization Policy

Assets over $5,000 are capitalized and depreciated, or amortized, according to Company depreciation/amortization policies.

Depreciation and Amortization

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets, generally three to five years. Intangible assets are amortized over a 15-year period.

Leases

The Company follows FASB ASU No. 2017-02, “Leases (Topic 842),” which requires Companies that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. As of December 31, 2025, the Company holds no leases which require recognition in the financial statements.

Regarding the adoption of ASC 842, management has elected the following practical expedients:

ASC 842-10-65-1(f)

1.	The Company need not reassess whether any expired or existing contracts are or contain leases.

2.	The Company need not reassess the lease classification for any expired or existing leases.

3.	The Company need not reassess initial direct costs for any existing lease.

ASC 842-20-30-3

The Company elects to use the risk-free rate as the discount rate, when the rate is not implicit in the lease is not readily determinable, in lieu of calculating an incremental borrowing rate. The Company elects this practical expedient for both financing and operating leases.

ASC 842-10-15-37

The Company elects not to separate non-lease components from lease components and instead to account for each separate lease component and non-lease components associated with the lease component as a single lease component. The Company elects this practical expedient for both financing and operating leases.

ASC 842-20-25-2

The Company elects not to apply the recognition requirements of ASC 842 to short-term leases. Short-term leases are leases that, at the commencement date, have a term lease of twelve months or less and does not include an option to purchase the underlying asset that the Company is reasonably certain to exercise, or a lease management intends to renew. The Company elects this practical expedient for both financing and operating leases.

Segment Information

The Company follows Accounting Standards Update (ASU) 2023-07, which amended ASC Topic 280 - Improvements to Reportable Segment Disclosures (the "ASU"). The ASU enhanced existing disclosure requirements by requiring that public entities provide additional information about each reportable segment.

The Company operates as a single operating and reportable segment, which involves online sales of special formulated brands of food and beverage to enhance brain function. The Chief Operating Decision Maker (“CODM”), who is the Company’s Chief Executive Officer, regularly reviews financial information on a consolidated basis to make decisions about how to allocate resources and how to measure the Company's performance. The Company has determined that it has one operating segment and one reportable segment. The accounting policies used to measure profit and loss of the segment are the same as those described in these notes.

The CODM uses net income (loss) to evaluate the results of the business, predominantly in the budgeting and forecasting processes, to manage the Company. The CODM reviews and utilizes expense classifications, as reflected in the statement of operations, to manage the Company's operations.

Related Party Disclosures

Under ASC 850 "Related Party Transactions" an entity or person is considered to be a ''related party'' if it has control, significant influence or is a key member of management personnel. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. The Company, in accordance with the standard ASC 850 presents disclosures about related party transactions and outstanding balances with related parties.

Stock-Based Compensation

The Company follows ASU 2018-07, Compensation – Stock Compensation (Topic 718) that accounts for non-employee awards in the same manner as employee awards. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

Stock Split

On September 11, 2019, the Board of Directors approved a 50:1 common stock split. Share and per share amounts for all periods presented in the accompanying financial statements and notes herein have been adjusted retroactively, where applicable, to reflect the stock split.

Convertible Debt

The Company evaluated the convertible debt under the guidelines established by ASC 470-20, Debt with Conversion and Other Options. ASC 470-20 governs the calculation of an embedded beneficial conversion and/or debt issued with warrants, which is treated as a discount to the instruments where derivative accounting does not apply.

Offering Costs

The Company accounts for offering costs in accordance with ASC 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are netted against the proceeds of the offering in stockholders’ deficit. If the offering is unsuccessful, such costs are expensed.

Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity. Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required, and the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders' deficit in the accompanying balance sheet.

Fair Value of Financial Instruments

In accordance with ASC 820 'Fair Value Measurement" the Company categorizes financial instruments in a 'fair value hierarchy'. The hierarchy categorizes the inputs used in valuation techniques into three levels. The hierarchy gives the highest priority to (unadjusted) quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The following are the three categories related to the fair value measurement of such assets or liabilities:

Level I - inputs are quoted prices in active markets for identical assets or liabilities that the Company can access at the measurement date, it holds a position in a single asset or liability and the asset or liability is traded in an active market.

Level 2 - inputs are inputs other than quoted market prices included within Level I that are observable for the asset or liability, either directly or indirectly. Inputs are derived principally from or corroborated by observable market data by correlation or other means ('market-corroborated inputs').

Level 3 - inputs are unobservable for the asset or liability. An entity develops unobservable inputs using the best information available in the circumstances, which might include the entity's own data, taking into account all information about market participant assumptions that is reasonably available.

Earnings Per Common Share

Basic earnings per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income (loss) by the weighted average number of common shares and dilutive potential common shares outstanding during the period. Diluted earnings per common shares includes the dilutive effect of the additional potential common shares issuable under convertible debt, stock options, warrants, and preferred shares as fully converted. For the year ended December 31, 2025, dilutive shares include 17,000 warrants and Series A and Series B 108,333 preferred stock that is convertible into 5,416,650 shares of common stock. Earnings and dividends per share are restated for all stock splits through the date of issuance of the financial statements.

Research and Development Costs

Research and development costs are expensed as incurred. We incur research and development costs to improve and expand our product offerings, introduce new technologies to customers, and support our sales channels to generate consumer interest and engagement. These costs typically include components such as formulation, personnel related expenses, consulting expenses, prototype materials, market research, analytical laboratory testing, and user testing. For the year ended December 31,2025, the Company recognizes $52,709 in research and development costs, which are included in general and administrative costs in the accompanying statement of operations.

Shipping and Handling Costs

Shipping and handling costs are included in cost of goods sold and expensed as incurred. For the years ended December 31, 2025, and 2024, the Company incurred $214,563 and $221,294 in shipping and handling costs, respectively.

Note C - NOTES PAYABLE

On July 8, 2020, the company entered into a loan with Coastal Community Bank, guaranteed by the U.S. Small Business Administration (SBA) in the amount of $150,000, with monthly payments beginning July 8, 2021, in the amount of $751 per month for a term of Thirty (30) years, with an interest rate of 3.75% per annum. On July 30, 2021, the U.S. Small Business Administration (SBA) amended the loan and advanced an additional $45,000 and increased the principal balance due to $195,000, with monthly payments beginning January 2023 in the amount of $998 per month for a term of Thirty (30) years, with an interest rate of 3.75% per annum. The monthly payments are first applied to the accrued interest. At December 31, 2025, and December 31, 2024, the outstanding balance on this note is $195,000 and $195,000, respectively. This loan is secured by the assets of the company.

NOTE D – CONVERTIBLE DEBT

The Company issued convertible debt for cash proceeds of $1,455,000 in 2014 and 2015, of which $675,000 is with related parties. These securities are convertible into common stock of the Company, matured 24 months from the date of issuance, and contain a 5% stated rate of interest prior to maturity with 10% default interest after maturity. The convertible debt may be converted upon the following:

1. Automatic conversion - Upon a qualified financing, which is set to occur upon a bona fide sale of equity in minimum amount ranging from $500,000 to $1,500,000, the outstanding principal and interest convert into that number of shares of the stock issued in the Qualified Financing (the "Qualified Financing Stock") and shares of Common Stock of the Company determined by dividing the Outstanding Amount by a conversion price equal to the lesser of (i) the price per share of the Qualified Financing Stock sold by the Company in the Qualified Financing, discounted by 20%, and (ii) the price determined by dividing a pre-money valuation of $4,000,000.00 by the number of outstanding shares of the Common Stock on a fully-diluted and as-converted basis immediately prior to the closing of the Qualified Financing (not including the Excluded Shares). Of those shares, the number of Qualified Financing Stock will equal (x) the Outstanding Amount, divided by (y) the price per share paid by the other investors purchasing the Qualified Financing Stock in the Qualified Financing. Any remaining shares will be Common Stock.

The Qualified Financing Stock delivered to Holder pursuant to such conversion shall have the same rights, preferences, privileges as the Qualified Financing Stock delivered to other investors in the Qualified Financing, and Holder shall enjoy the same contractual rights as other investors in the Qualified Financing.

2. Optional conversion - Upon no qualified financing or change of control transaction and outside maturity date, the holder may provide written notice to be delivered to the Company to convert the security into the number of shares of common stock by dividing the outstanding amount by a pre-money valuation of $4,000,000 by the number of outstanding shares of common stock on a fully-diluted and as converted basis.

3. Change of Control - Upon a change in control transaction, the Company shall redeem the Notes at the election of the purchaser for an amount equal to a) 100-200% of the outstanding amount (depending on the terms of the individual note), or b) the consideration which the holder would have received in the change in control transaction (to be paid in the same form of consideration) had the holder converted outstanding principal and interest into shares of common stock of the Company at a conversion price per share determined by dividing a pre-money valuation of $4,000,000 by the number of outstanding shares of common stock on a fully-dilutive basis.

In 2019, the qualified financing thresholds of $500,000 and $750,000 were triggered, and therefore, convertible notes including interest thereon totaling $844,896, converted into 2,293,605 shares of common stock.

On August 2, 2022, the company converted $175,000 plus accrued interest of $89,154 into 2,786,738 shares of its common stock which were un-issued as of December 31, 2022, and accounted for in shares to be issued. These shares were issued in the year ended December 31, 2023.

On June 15, 2023, the company converted $675,000 plus accrued interest of $473,698 into 12,121,688 shares of its common stock, which were issued as of December 31, 2023.

For the years ended December 31, 2025, and 2024, the Company recognized interest expense on the notes payable of $0 and $0, respectively.

As of December 31, 2025, and 2024, the Company has zero outstanding convertible promissory notes and zero outstanding balance owed to related parties because each of the related party convertible notes were converted on June 15, 2023.

NOTE E – STOCKHOLDERS’ DEFICIT

Common Stock

The Company is authorized to issue 100,000,000 shares of common stock, $0.0001 par value per share.

During the year that ended December 31, 2019, the Company sold 2,822,801 shares of Common Stock for gross proceeds of $966,844, of which $136,778 is receivable as of December 31, 2019. Net proceeds received through December 31, 2019, totaled $830,066, and $136,778 received through December 31, 2020. The Company also incurred $326,892 in offerings costs for this offering.

On September 11, 2019, the Board of Directors approved a 50:1 stock split by filing a certificate of amendment to its amended and restated certificate of incorporation with the Secretary of State of the State of Delaware. The Company did not timely file an Amendment to the Certificate of Incorporation of the Company to affect the stock split and specify the number of shares of common stock of the Company that the Company is authorized to issue. To correct these defective corporate acts pursuant to Delaware General Corporation Law Section 204, the Board filed a Certificate of Designation with the Delaware Secretary of State dated January 29, 2020, pursuant to which the Company ratified the stock split and the number of authorized shares of common stock of the Company, with an effective date of September 11, 2019. Accordingly, all share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect the stock split.

During the year ended December 31, 2024, the Company issued 25,084 shares of Common stock to a related party as a compensation for the services rendered in the Regulation A+ fundraising. During the year ended December 31, 2024, the Company received $4,900 and issued 250,000 to a former Director for a stock option exercise.

Preferred Stock

The Company is authorized to issue 66,667 shares of Series A Preferred Stock, $0.0001 par value and 43,750 shares of Series B Preferred stock, $0.0001 par value; collectively referred to as the “Preferred Stock”.

Conversion rights – The holders of Preferred Stock have the following conversion rights:

Each share of Preferred Stock is convertible, at any time, at the option of the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Initial Issue Price of the Preferred Stock (as appropriately adjusted for stock splits, stock dividends, recapitalizations and the like) by the then applicable Conversion Price for a share of Preferred Stock. The Initial Issue Price per share of Series Seed Preferred Stock is $0.30 per share, and of Series Seed-B Preferred Stock $0.60 per share. Due to the stock-split noted above, each share of preferred stock is convertible into 50 shares of common stock.

Each share of Preferred Stock shall automatically be converted into Common Stock immediately upon the earlier of (a) the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (ii) the date, time, or occurrence of an event specified by written consent or agreement of the holders of at least a majority of the then outstanding shares of Preferred Stock, voting together as a single class.

Additional Financing Rights: – In the event the Company issues securities in its subsequent equity financings which have (a) rights, preferences or privileges that are more favorable than the terms of Investor, such as price based anti-dilution protection, or (b) provides all such future investors other contractual terms such as preemptive rights or registration rights, the Company shall provide substantially equivalent rights to Investor.

Liquidation rights – Upon a liquidation, dissolution or winding up of the corporation, or deemed liquidation event, the holders of our Series Seed Preferred Stock and Series Seed-B Preferred Stock, are entitled to receive the greater of the a) Initial Issue price plus any declared and unpaid dividends, or b) such amount per share as would have been payable had preferred stock been converted into common stock immediately before such event, in distributions, before any funds are distributed to the holders of common stock. As of the date hereof, upon a Liquidation Event, the holders of outstanding preferred stock would be entitled to receive the first $45,000 in distributions as stated in agreements, with the remaining amounts being split pro rata amongst the holders of common stock.

Voting rights – The holders of preferred stock shall have the right to one vote for each share of common stock into which such preferred stock could then be converted with the same voting rights and powers of common shareholders, except with respect to the election of directors. As long as there are any shares of preferred stock outstanding, we may not, do any of the following without the vote of the holders of a majority of the outstanding shares of preferred stock, voting together as a single class:(1) alter or change the rights, powers or privileges of the preferred stock as set forth in our Certificate of Incorporation, in any way that adversely affects the preferred stock, (2) increase or decrease the authorized number of shares of preferred stock (or any series thereof), (3) authorize or create any new class or series of capital stock having rights, powers or privileges that are senior to any series of preferred stock, (4) redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consulting agreements giving us the right to repurchase such share at the original cost thereof upon termination of services, or (5) declare or pay any dividend or otherwise make a distribution to the holders of preferred stock or common stock. Therefore, the holders of our preferred stock, may prevent us from taking certain corporate actions, that our board of directors may be in the best interests of the holders of our common stock. See “Securities Being Offered – Certificate of Incorporation – Voting Rights.”

Dividend Rights – All dividends shall be declared pro rata on the shares of Common Stock and Preferred Stock, on a pari passu basis according to the number of shares of Common Stock held by such holders, or, in the case of Preferred Stock, the number of shares of Common Stock, into which such shares of Preferred Stock are convertible as of the record date for the payment of such dividends.

Other Rights of Holders of Preferred Stock – We are party to an Investors’ Rights Agreement with Start Engine Fund I, L.P., the holder of our Series Seed Preferred Stock, pursuant to which, in addition to holding certain information rights, Start Engine has a right of first refusal to purchase a specified portion of any new securities we may sell in the future.

Stock Options

In 2014, the Board of Directors adopted the TriplePulse, Inc. 2014 Incentive Plan (the “2014 Plan”). The 2014 Plan provides for the grant of equity awards to purchase shares of common stock. Up to 14,250,000 shares of common stock may be issued pursuant to awards granted under the 2014 Plan. The 2014 Plan is administered by the Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

The Company has 8,158,197 shares issued and 6,091,803 shares remaining for issuance under the 2014 stock plan. There are no stock options outstanding as of December 31, 2025. There are no grants or forfeitures during the year ended December 31, 2025.

Warrants

		Weighted	Weighted Average
	Warrants	Average Exercise Price	Contractual Life (years)
12/31/2023	211,350	0.04	1.13
Granted	-
Expired	98,450	0.03
Forfeited	-
12/31/2024	112,900	0.04	0.90
Granted	-
Expired	95,900	0.45
Forfeited	-
12/31/2025	17,000	0.03	1.20

NOTE F – COMMITMENTS AND CONTINGENCIES

Except as may be set forth below, we are not a party to any legal proceedings, and we are not aware of any claims or actions pending or threatened against us. In the future, we might from time to time become involved in litigation relating to claims arising from our ordinary course of business, the resolution of which we do not anticipate would have a material adverse impact on our financial position, results of operations or cash flows.

Concentration

The Company uses one primary contract manufacturer and fulfillment center for its top revenue producing drink products. This represents concentrated risks for the main source of revenue for the Company. An adverse impact to one or both of these facilities and/or vendors would cause a material impact on the Company’s operations.

NOTE G – RISK MANAGEMENT AND UNCERTAINTY

General

Business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, changes in regulations or restrictions, or competition. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2025, the Company is operating as a going concern.

Insurance

The Company is exposed to various risks of loss related to tort, theft of, damage to and destruction of assets, errors and omissions, and job-related illness or injuries to employees for which it carries commercial insurance to cover the risk of loss for both property and business liability. There are no known claims of incidents that may result in the assumption of material claims arising from potential losses as of December 31, 2025.

Legal

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's financial position, results of operations and cash flows. There is no pending or threatened litigation.

Cash

At times the Company may maintain cash balances with banks in excess of the federally insured amount. This occurrence is not uncommon for businesses which receive revenue amounts similar to those of the Company. As of December 31, 2025, the Company has $0 in banks in excess of the insured limit.

Concentration

The Company uses one primary contract manufacturer and fulfillment center for its top revenue producing drink products. This represents concentrated risks for the main source of revenue for the Company. An adverse impact to one or both of these facilities and/or vendors would cause a material impact on the Company’s operations.

NOTE H – GOING CONCERN

The Company has incurred cumulative losses of approximately $1.8 million as of December 31, 2025, and has historically experienced negative operating cash flows. However, in recent periods, the Company has reduced losses and generated positive operating cash flows. Management has evaluated the Company’s ability to continue as a going concern and believes that the recent improvements in operating performance and cash flow generation provide sufficient liquidity to support ongoing operations for the foreseeable future.

NOTE I – LIQUIDITY AND GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is currently generating net losses. These conditions raise substantial doubt about its ability to continue as a going concern for a period of twelve months from the issuance date of this report.

The following represents the Company's financial assets for the year ended December 31, 2025:

Cash	$890,853
Investments	488,925
Total	$1,379,778

For the year ended December 31, 2025, the Company reports working capital in the amount of $1,664,221. The average days cash on hand for the year ended December 31, 2025, is 218 days.

NOTE J - DATE OF MANAGEMENT'S REVIEW

In preparing the financial statements, The Company has evaluated events and transactions for potential recognition or disclosure through May 20, 2026, the date that the financial statements were available to be issued.

Item 8. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Certificate of Incorporation*

2.2	Amended and Restated Certificate of Incorporation*

2.3	Second Amended and Restated Certificate of Incorporation*

2.4	Amendment to Second Amended and Restated Certificate of Incorporation*

2.5	Bylaws****

3.1	Investors’ Rights Agreement between TriplePulse, Inc., Christopher Thompson and Brightstone Venture Capital Fund, L.P.*

3.2	Investors’ Rights Agreement between TriplePulse, Inc., Christopher Thompson and Blueberry Ventures 1, L.P.*

3.3	Investors’ Rights Agreement between TriplePulse, Inc., and StartEngine Fund I, L.P.*

3.4	Investors’ Rights Agreement between TriplePulse, Inc., Christopher Thompson and Hugh Evans*

4.1	Form of Subscription Agreement**

6.1	Convertible Promissory Note Purchase Agreement between TriplePulse, Inc., and Brightstone Venture Capital Fund, L.P.*

6.2	Convertible Promissory Note issued to Brightstone Venture Capital Fund, L.P.*

6.3	Convertible Promissory Note Purchase Agreement between TriplePulse, Inc., and Blueberry Ventures 1, L.P.*

6.4	Convertible Promissory Note issued to Blueberry Ventures 1, L.P.*

6.5	Convertible Promissory Note Purchase Agreement between TriplePulse, Inc., and 500 Startups III, L.P.*

6.6	Convertible Promissory Note issued to 500 Startups III, L.P.*

6.7	PPP Loan from Coastal Community Bank*

6.8	EIDL Loan from the United States Small Business Association*

6.9	Warrant W-1 for StartEngine Fund I, L.P.*

6.10	Warrant W-2 for StartEngine Fund I, L.P.*

6.11	Warrant W-3 for StartEngine Fund I, L.P.*

6.12	Warrant W-4 for StartEngine Fund I, L.P.*

6.13	Warrant W-5 for StartEngine Fund I, L.P.*

6.14	Warrant W-6 for StartEngine Fund I, L.P.*

6.15	TriplePulse, Inc. Stock Plan*

6.16	Ratification of Defective Corporate Acts*

6.17	Lease Agreement*

6.18	First Amendment to Lease Agreement*

6.19	Patent License Agreement*

8.1	Escrow Services Agreement***

(*) Filed as an exhibit to the TriplePulse, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11329) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/0001603707/000110465920110040/0001104659-20-110040-index.htm

(**) Filed as an exhibit to the TriplePulse, Inc. Regulation A Offering Statement on Form 1-A POS (Commission File No. 024-11329) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1603707/000110465922070484/tm2218269d1_ex4-1.htm

(***) Filed as an exhibit to the TriplePulse, Inc. Regulation A Offering Statement on Form 1-A POS (Commission File No. 024-11329) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1603707/000110465922070484/tm2218269d1_ex8-1.htm

(****) Filed as an exhibit to the TriplePulse, Inc. Regulation A Semiannual Report on Form 1-SA (Commission File No. 024-11329) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1603707/000157587225000596/tp009_ex2-5.htm

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Monica, State of California, on June 3, 2026.

TriplePulse, Inc.

/s/ Christopher Thompson
By: Christopher Thompson, Chief Executive Officer
Date: June 3, 2026

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated.

By:	/s/ Christopher Thompson
Christopher Thompson, Chief Executive Officer, Director

Date: June 3, 2026